October 12, 2022
Via EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    World Fuel Services Corporation
Form 10-K for the Fiscal Year ended December 31, 2021
Filed February 25, 2022
Comment Letter dated September 27, 2022
File No. 001-09533
Set forth below are responses from World Fuel Services Corporation (the “Company,” “we,” “us” or “our”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 27, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 25, 2022.
For your convenience, the responses set forth below have been put in the same order as the Comments were presented and each Comment is repeated prior to the response. The Comments are highlighted in bold.
Form 10-K for the Fiscal Year ended December 31, 2021
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments
Results of Operations, page 24
1.Please revise your discussion to describe and quantify how inflation has affected your costs and margins, explaining the relative effect of each. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.
Response:
We acknowledge the Staff’s comment, and respectfully advise the Staff that we have considered the definitions set forth in Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 related to the impact of inflation on our results of operations. In connection with our annual report on Form 10-K for the year ended December 31, 2021, we determined that no disclosure related to the impact of inflation was required nor would be material to an understanding of our results of operations. Throughout the current year, we have continued to assess the materiality of such disclosure, reaching the same conclusion in preparing and filing our quarterly reports on Form 10-Q for the first and second quarters of this year.

In our Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Form 10-K filed February 25, 2022, we disclosed the drivers of our overall decrease in gross profit, primarily including the highly competitive market conditions in our marine segment as well as the sale of our Multi Service payment solutions business (“MSTS”) and reduction in our government-related activity in Afghanistan in our aviation and land segments. These factors resulted in an overall decrease in gross profit during the year ended December 31, 2021 compared to the year ended December 31, 2020, despite the increased volumes and fuel prices across all of our reportable segments. A significant portion of our commodity sales and the corresponding purchases are transacted concurrently or based on indexed prices, resulting in little to no impact to our gross margin in response to changes in market prices for the various fuel products in which we transact. Further, we note that the increased fuel prices, resulting from the rise in global oil prices, represent a primary driver of overall inflation, among other causes, and not vice versa.
To the extent that inflation impacts our costs, there are typically offsetting benefits either inherent in our business or that result from proactive measures we take to reduce the impact of inflation on our net operating results. For example, rising fuel prices will typically result in a constrained credit environment, which often creates favorable market conditions that increase demand for our business. Additionally, we take measures to mitigate the impact of increases in fuel costs, such as entering into financial derivative contracts to mitigate the risk of market price fluctuations and to manage price exposures associated with our fuel inventories. In addition, the short-term nature of our sales contracts allows for frequent opportunities to renegotiate prices in response to increases in other costs, such as distribution costs. While a significant or prolonged period of increasing price could adversely impact our results if costs were to increase at a rate greater than the increase in revenues we receive, we believe the impact would be temporary and that the benefits and mitigating factors described above would help alleviate the negative impact that inflation could have on our continuing financial condition and results of operations. With respect to labor and compensation costs, we note that we may be exposed to future material increases in compensation costs based on inflationary pressures but to date this has not been a material factor impacting our results of operations.
In order to enable our readers to better understand our operations, we will include the following discussion under the heading “Macroeconomic Environment” immediately preceding our “Consolidated Results of Operations” section in our Form 10-Q for the three months ended September 30, 2022:
Macroeconomic Environment
After being relatively moderate in recent years, inflation in the United States and other jurisdictions in which we do business increased significantly in late 2021 into 2022, primarily driven by supply chain disruptions, labor shortages and increased commodity prices, which has generally resulted in higher costs in 2022. However, to the extent that a rising cost environment impacts our results, there are typically offsetting benefits either inherent in our business or that result from proactive measures we take to reduce the impact of inflation on our net operating results. These benefits may include higher commodity prices that typically result in a constrained credit environment, often creating favorable market conditions that increase demand for our services, as well as our ability to renegotiate prices due to the short-term nature of our sales contracts. Additionally, we take measures to mitigate the impact of increases in fuel prices through comprehensive hedging programs and the use of financial derivative contracts. For these reasons, the increased cost environment, caused in part by inflation, has not had a material impact on our historical results of operations for the periods presented in this report. However, a significant or prolonged period of high inflation could adversely impact our results if costs, including employee compensation driven by competitive job market conditions, were to increase at a rate greater than the increase in the revenues we generate.
See Part II, Item 1A Risk Factors – “We extend credit to most of our customers in connection with their purchase of fuel and services from us, and our financial condition, results of operations and cash flows will be adversely affected if we are unable to collect accounts receivable,” “Changes in the market price of fuel may have a material adverse effect on our business,” and “Our derivative transactions with customers, suppliers, merchants and financial institutions expose us to price and credit risks, which could have a material adverse effect on our business.”
To the extent that inflation were to have a material impact on our results of operations, we will include a discussion in our future periodic reports. We will also continue to include disclosures that describe any drivers that would be material to understand our results of operations and discuss any trends or uncertainties that we consider reasonably likely to have a material impact on our future operating results or financial condition.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 29
2.    Your analysis of changes in operating cash flows references working capital, operating results, and higher fuel prices. Note that references to working capital and operating results may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. Refer to the introductory paragraph of Section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.
Response:
We acknowledge the Staff’s comment and respectively advise the Staff that we have considered the definitions set forth the introductory paragraph of Section IV.B, paragraph B.1 of Release No. 33-8350, and section 501.04 of the staff’s Codification of Financial Reporting Releases. While the disclosure included in our annual report on Form 10-K for the year ended December 31, 2021 identified the material drivers for the change in cash from operations for the periods presented, we will enhance our disclosure in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022, as appropriate to include additional discussion of both the factors affecting operating cash and the reasons underlying these factors. The Company’s disclosure will be consistent with the example presented below, which includes additions to the original disclosure included in our Form 10-K for the year ended December 31, 2021 that was reviewed by the Staff.
Operating Activities. For the year ended December 31, 2021, net cash provided by operating activities was $173.2 million compared to net cash provided of $604.1 million for the year ended December 31, 2020. The $430.9 million decrease in operating cash flows was principally due to the overall recovery in activity as compared to the pandemic-related impacts in 2020 as well as higher average fuel prices in 2021, which negatively impacted our cost of inventory, increased both our accounts receivable and our accounts payable, and also drove an increase in our derivative related activity and prepaid expense requirements. These negative impacts on our operating cash flow were partially offset by an increase in sales of accounts receivable under our RPA programs (as discussed under “Sources of Liquidity and Factors Impacting Our Liquidity” above), lower incentive compensation related to the prior year, an increase in payable balances related to transaction taxes that were impacted by higher average prices and activity levels, as well as an increase in net income adjusted for noncash items of $19.5 million (see “Results of Operations” for further details of the drivers impacting our net income).
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Amy Quintana Avalos, Senior Vice President, Chief Corporate Counsel and Corporate Secretary, or the undersigned at (305) 428-8000.

Sincerely,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer